June 10, 2005	Glen R. Van Ligten
(650) 614-7656
gvanligten@orrick.com

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington DC, 20549

Attn:	Peggy A. Fisher, Assistant Director
Adélaja K. Heyliger
Tara Harkins
Jay Webb

Re:	Micrus Endovascular Corporation (fka Micrus Corporation)
File No. 333-123154

Ladies and Gentlemen:

     On behalf of Micrus Endovascular Corporation (fka Micrus Corporation) (“Micrus” or the “Company”), we are transmitting herewith via the EDGAR System Amendment No. 5 to Form S-1 of the Company to effect certain amendments and to respond to the comments set forth in the Securities and Exchange Commission’s letter dated June 8, 2005 (the “Staff Letter”) relating to the Company’s Confidential Treatment Application.

Please call me at the number listed above should you require any other information.

Very truly yours,

/s/ Glen R. Van Ligten

Glen R. Van Ligten
GVL
Enclosures

cc:	John T. Kilcoyne (Micrus Endovascular Corporation (fka Mircrus Corporation))
Robert A. Stern (Micrus Endovascular Corporation (fka Micrus Corporation))
Scott D. Elliott (w/o enclosures)